



150101

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of	Document Number
/s/ Ross Miller	20120012716-72
Ross Miller	Filing Date and Time
Secretary of State	01/09/2012 11:15 AM
State of Nevada	Entity Number
	C7157-1984

Certificate of Designation
(PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation For Nevada Profit Corporations
(Pursuant to NRS 78.1955)

1. Name of corporation:

CLICKER Inc.

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

1. Designation and Number of Shares. There shall be hereby created and established a series of Preferred Stock designated as "Series B Preferred Stock" (the "Series B Preferred Stock"). The authorized number of shares of Series B Preferred Stock shall be 100. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in Section 9 below.

[Complete Certificate of Designation attached hereto as Exhibit A]

3. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

4. Signature: (required)

X /s/ Lloyd Lapidus

Signature of Officer

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Stock Designation
Revised: 3-6-09

CLICKER, INC.

CERTIFICATE OF DETERMINATION

OF THE POWERS, DESIGNATIONS,

PREFERENCES AND RIGHTS OF THE

SERIES B PREFERRED STOCK,

PAR VALUE $.001 PER SHARE

1. The name of the corporation is Clicker, Inc.

2. This series of preferred stock shall be designated as Series B Preferred Stock.

3. No shares of the Series B Preferred Stock have been issued.

The undersigned, Lloyd Lapidus, Chief Executive Officer of Clicker, Inc., a Nevada corporation (the "Corporation"), DOES HEREBY CERTIFY that the following resolution, creating a series of 100 shares of Preferred Stock was duly adopted by the Board of Directors, on January 9, 2012:

WHEREAS, the Board of Directors is authorized, within the limitations and restrictions stated in the Articles of Incorporation of the Corporation, to provide by resolution or resolutions for the issuance of shares of Series B Preferred Stock, par value $.001 per share, of the Corporation, in one or more classes or series with such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions as shall be stated and expressed in the resolution or resolutions providing for the issuance thereof adopted by the Board of Directors; and

WHEREAS, it is the desire of the Board of Directors, pursuant to its authority as aforesaid, to authorize and fix the terms of a series of Preferred Stock and the number of shares constituting such series.

NOW, THEREFORE, BE IT RESOLVED:

1. <u>Designation and Number of Shares</u>. There shall be hereby created and established a series of Preferred Stock designated as "Series B Preferred Stock" (the "Series B Preferred Stock"). The authorized number of shares of Series B Preferred Stock shall be 100. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in Section 9 below.

2. <u>Rank</u>.

(a) The Series B Preferred Stock shall with respect to distributions of assets and rights upon the occurrence of a Liquidation rank (i) senior to all classes of common stock of the Corporation (including, without limitation, the Common Stock, par value $.001 per share (the "<u>Common Stock</u>"), of the Corporation), and (ii) senior to each other class or series of Capital Stock of the Corporation hereafter created which does not expressly rank <u>pari passu</u> with or senior to the Series B Preferred Stock (the "<u>Junior Stock</u>").

(b) Notwithstanding anything to the contrary contained in the Articles of Incorporation of the Corporation, the vote of the holders of a majority of the Series B Preferred Stock shall be a prerequisite to the designation or issuance of any shares of Capital Stock ranking senior to the Series B Preferred Stock in the event of a Liquidation.

3. <u>Dividends</u>. The holders of shares of Series B Preferred Stock shall not be entitled to receive any dividends.

4. <u>Liquidation Preference</u>.

(a) <u>Priority Payment</u>. Upon the occurrence of a Liquidation, the holders of shares of Series B Preferred Stock shall be entitled to be paid for each share of Series B Preferred Stock held thereby, out of, but only to the extent of, the assets of the Corporation legally available for distribution to its stockholders, an amount equal to $0.01 (as adjusted for stock splits, stock dividends, combinations or other recapitalizations of the Series B Preferred Stock, the "Liquidation Preference") plus, as provided in Section 3 above, all accrued and unpaid dividends, if any, with respect to each share of Series B Preferred Stock, before any payment or distribution is made to any Junior Stock. If the assets of the Corporation available for distribution to the holders of Series B Preferred Stock shall be insufficient to permit payment in full to such holders of the sums which such holders are entitled to receive in such case, then all of the assets available for distribution to holders of the Series B Preferred Stock shall be distributed among and paid to such holders ratably in proportion to the amounts that would be payable to such holders if such assets were sufficient to permit payment in full.

(b) <u>No Additional Payment</u>. After the holders of all shares of Series B Preferred Stock shall have been paid in full the amounts to which they are entitled in paragraph 4(a), the shares of Series B Preferred Stock shall not be entitled to any further participation in any distribution of assets of the Corporation and the remaining assets of the Corporation shall be distributed to the holders of Junior Stock.

(c) <u>Notice</u>. Written notice of a Liquidation stating a payment or payments and the place where such payment or payments shall be payable, shall be delivered in person, mailed by certified mail, return receipt requested, mailed by overnight mail or sent by telecopier, not less than ten (10) days prior to the earliest payment date stated therein, to the holders of record of the Series B Preferred Stock, such notice to be addressed to each such holder at its address as shown by the records of the Corporation.

(d) Option. At the election of the holders of two-thirds (2/3) of the Series B Preferred Stock, a Sale Transaction shall be deemed to be a Liquidation pursuant to this Section 4. Any securities of the surviving Person to be delivered to the holders of shares of Series B Preferred Stock pursuant to this Section 4(d) shall be valued as follows:

(i)   With respect to securities that do not constitute "restricted securities," as such term is defined in Rule 144(a)(3) promulgated under the Securities Act, the value shall be deemed to be the Current Market Price of such securities as of three (3) days prior to the date of distribution.

(ii)   With respect to securities that constitute "restricted securities," as such term is defined in Rule 144(a)(3) promulgated under the Securities Act, and that are of the same class or series as securities that are publicly traded, the value shall be adjusted to make an appropriate discount from the value as set forth above in clause (i) to reflect the appropriate fair market value thereof, as mutually determined by the Board of Directors and the holders of a majority of the shares of Series B Preferred Stock, or if there is no active public market with respect to such class or series of securities, such securities shall be valued in accordance with clause (i) above, giving appropriate weight, if any, to such restriction as mutually determined by the Board of Directors and the holders of a majority of the shares of Series B Preferred Stock, or if the Board of Directors and the holders of a majority of the shares of Series B Preferred Stock shall fail to agree, at the Corporation's expense by an appraiser chosen by the Board of Directors and reasonably acceptable to the holders of a majority of the shares of Series B Preferred Stock.

5. Redemption.

(a) Optional Redemption. The Corporation shall have the right, at any time after six months from the date the shares of Series B Preferred Stock have been issued, to redeem the outstanding shares of Series B Preferred Stock at $1.00 per share (the "Redemption Amount"), provided, however, that, no redemption pursuant to this Section 5(a) may occur unless the Articles of Incorporation of the Corporation have been amended to increase the number of authorized shares of Common Stock.

(b) Redemption Procedure. To exercise this right, the Corporation must deliver to the holder an irrevocable written notice (a "Redemption Notice"), indicating the date the Corporation intends to pay the Redemption Amount (the "Optional Redemption Date"). The holders of Series B Preferred Stock on the Optional Redemption Date shall have the right to receive such amount in cash equal to the Redemption Amount per share of Series B Preferred Stock, such amount to be paid on the

Optional Redemption Date, and each share of Series B Preferred Stock shall have no further rights.

(c) <u>Mandatory Redemption</u>. On the first anniversary of the date of issuance of the Series B Preferred Stock (the "<u>Mandatory Redemption Date</u>"), the Corporation shall automatically redeem the outstanding shares of Series B Preferred Stock at the Redemption Amount. The holders of Series B Preferred Stock on the Mandatory Redemption Date shall have the right to receive such amount in cash equal to the Redemption Amount per share of Series B Preferred Stock, such amount to be paid on the Mandatory Redemption Date, and each share of Series B Preferred Stock shall have no further rights.

6. <u>Voting Rights.</u>

In addition to any voting rights provided by law, the holders of shares of Series B Preferred Stock shall have the following rights:

(a) Each share of Series B Preferred Stock shall entitle the holder thereof to vote, in person or by proxy, at a special or annual meeting of stockholders, on all matters voted on by holders of Common Stock voting together as a single class with other shares entitled to vote thereon. With respect to any such vote, each share of Series B Preferred Stock shall entitle the holder thereof to cast such number of votes equal to 0.45% of the total number of votes entitled to be cast. For purposes of clarification, a holder of all 100 shares of Series B Preferred Stock will have the right to cast 45% of the total number of votes entitled to be cast. For example, if there are 1,000,000 shares of Common Stock issued and outstanding, each with the right to cast one vote per share, each share of Series B Preferred Stock will be entitled to cast 8,181.81 votes and the 100 shares of Series B Preferred Stock will be entitled to cast 818,181 votes (818,181/1,818,181 = 45%).

(b) Unless the consent or approval of a greater number of shares shall then be required by law, the affirmative vote of the holders of at least 51% of the outstanding shares of Series B Preferred Stock, voting separately as a single class, in person or by proxy, at a special or annual meeting of stockholders called for the purpose, shall be necessary to authorize, adopt or approve an amendment to the Articles of Incorporation that would increase or decrease the par value of the shares of Series B Preferred Stock, or alter or change the powers, preferences or special rights of the shares of Series B Preferred Stock, or otherwise affect the rights of the shares of Series B Preferred Stock adversely, including, without limitation, the liquidation preference provisions.

7. <u>Conversion</u>. The shares of Series B Preferred Stock shall not be convertible.

8. <u>Non-Transferrable</u>. The shares of Series B Preferred Stock shall not be transferrable by the Investors without the prior written consent of the Corporation, which consent may be withheld in the absolute discretion of the Corporation.

9. <u>Business Day</u>. If any payment shall be required by the terms hereof to be made on a day that is not a Business Day, such payment shall be made on the immediately succeeding Business Day.

10. <u>Definitions</u>. As used in this Certificate of Designations, the following terms shall have the following meanings (with terms defined in the singular having comparable meanings when used in the plural and <u>vice versa</u>), unless the context otherwise requires:

"<u>Board of Directors</u>" means the Board of Directors of the Corporation.

"<u>Business Day</u>" means any day except a Saturday, a Sunday, or other day on which commercial banks in the State of New York or the State of Pennsylvania are authorized or required by law or executive order to close.

"<u>Capital Stock</u>" means, with respect to any Person, any and all shares, interests, participations, rights in, or other equivalents (however designated and whether voting or non-voting) of, such Person's capital stock and any and all rights, warrants or options exchangeable for or convertible into such capital stock (but excluding any debt security whether or not it is exchangeable for or convertible into such capital stock).

"<u>Common Stock</u>" shall have the meaning ascribed to it in Section 2(a) hereof.

"<u>Corporation</u>" shall have the meaning ascribed to it in the first paragraph of this Certificate of Designation.

"<u>Junior Stock</u>" shall have the meaning ascribed to it in Section 2(a) hereof.

"<u>Liquidation</u>" shall mean the voluntary or involuntary liquidation under applicable bankruptcy or reorganization legislation, or the dissolution or winding up of the Corporation.

"<u>Liquidation Preference</u>" shall have the meaning ascribed to it in Section 4(a) hereof.

"<u>Person</u>" means any individual, firm, corporation, partnership, limited liability company, trust, incorporated or unincorporated association, joint venture, joint stock company, governmental body or other entity of any kind.

"<u>Series B Preferred Stock</u>" shall have the meaning ascribed to it in Section 1 hereof.

* * * * *

I further declare under penalty of perjury under the laws of the State of Nevada that the matters set forth in this certificate of designation are true and correct of my own knowledge.

Date : January 9, 2012

/s/ Lloyd Lapidus

Lloyd Lapidus
Chief Executive Officer